                                                                   EXHIBIT 10.19

                   COOPERATION AND PROJECT FUNDING AGREEMENT



                                   PREAMBLE


                Agreement made this 16 day of July 1995, by and

                                    BETWEEN

The ISRAEL-UNITED STATES BINATIONAL INDUSTRIAL RESEARCH AND DEVELOPMENT FOUNDATION, a legal entity created by Agreement between the Government of the State of Israel and the Government of the United States of America, and promulgated into law by the Israeli Knesset in 1978 under the title of the Law of the BINATIONAL INDUSTRIAL RESEARCH AND DEVELOPMENT FOUNDATION, effective May 18th, 1977, (hereinafter referred to as the "Foundation"),

                                      AND,

                              Applied Imaging Ltd.

                                      AND
                          Applied Imaging Corporation

severally and jointly (hereinafter collectively referred to as the "Proposer" and separately as the "Participants").


WHEREAS the Foundation has been established under an Agreement between the Government of the State of Israel and the Government of the United States of America to promote and support joint nondefense industrial research and development activities of mutual benefit to Israel and the United States, and

WHEREAS the Proposer has heretofore submitted to the Foundation a proposal (hereinafter the "Proposal"), entitled "Fetal Cell in Maternal Blood (FCMB) Program" and on the basis of said Proposal has applied to the Foundation for certain funding assistance for the development of the products therein described (and hereinafter referred to collectively as the "Innovation"), and

WHEREAS the Foundation has examined and duly approved the Proposal and is willing to provide certain funding for the implementation of the Proposal on the terms and conditions hereinafter set forth;

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

          Now therefore the parties hereto agree as follows:

A.        GENERAL
A.1. The preamble to this Agreement shall be deemed an integral part hereof.

A.2 The Participants shall be bound and obliged jointly and severally, as herein provided.

A.3. The Executive Director of the Foundation is empowered by its Board of Governors to execute this Agreement and to perform all acts under the terms hereof on behalf of the Foundation.

A.4. The following document is incorporated by reference and made a part of this Agreement:
              The Proposal, dated the 17th day of April, 1995, as stamped with the Foundation's approval of the 7th day of June, 1995. Nonetheless should any provision of said Proposal be inconsistent with any other provision of this Agreement, the provisions otherwise set forth in this document shall control.

A.5. The following document is referenced, and is incorporated by reference only as portions may be specifically referred to and incorporated hereafter:
              BIRD Foundation Procedures Handbook 1994.

B.        PROJECT FINANCING
B.1. The Foundation hereby agrees to fund, by Conditional Grant, the implementation of the Proposal in the maximum sum of $543,152 or 50% of the actual expenditures on the project, as contemplated in the Approved Project Budget set forth in Annex A hereto, whichever is less, and at the times and as may otherwise be set forth in Annex B hereto.

B.1.1. The percentage of the actual expenditures on the project which the Foundation provides shall hereinafter be described as the "Foundation's pro rata share".

B.2. The Proposer shall provide in timely fashion all budgetary funds in excess of those provided hereunder by the Foundation.

B.3. Proposer shall make payments to the Foundation based on Gross Sales derived from the sale, leasing or other marketing or commercial exploitation of the Innovation, including service or maintenance contracts, commencing with the first such commercial transaction. In recognition of the expenses incurred by the Proposer in the development of the fetal cell system prior to the effective date of this Agreement, the basis for repayments to the Foundation shall be 25% of the Gross Sales, hereinafter defined as Adjusted Gross Sales.' Such payments shall be made on the following basis: a) The Conditional Grant referred to in Sub.Sec.B.1. above (plus any other sums actually awarded to the Proposer by the Foundation in connection with the subject matter of the Proposal ("Other Sums")) shall be repaid in U.S. Dollars at the rate of 2 1/2% of the first year's Adjusted Gross Sales, and, in succeeding years, at the rate of 5% of the Adjusted Gross Sales until 100% of the Conditional Grant and Other Sums has been repaid, whereupon the repayment rate shall decrease to 2 1/2% of the Adjusted Gross Sales, such repayments to be in equivalent dollars valued at time of repayment. The rate of change of value shall be that designated in Annex C hereto. b) When the Proposer shall have repaid the following maximum percentages in equivalent dollars valued at the time of repayment (Annex C) of the Conditional Grant and Other Sums in any of the following years following the first commercial transaction, no additional payments to the Foundation on account of the Conditional Grant and Other Sums shall be required.


          Years Following                     Maximum Percentage of
          First Commercial                    Conditional Grant and
          Transaction                         Other Sums to be Repaid

          1                                   116
          2                                   124
          3                                   132
          4                                   141
          5                                   148
          6 and more                          150


          Notwithstanding the above provisions of this Sub.Sec.B.3., Proposer shall not be required to make payments to the Foundation in excess of $50,000 in the first year of sales, commencing with the first such commercial transaction, any additional amount which might otherwise have been due to be carried forward to the following year, nor shall the Proposer be required to make payments to the Foundation in excess of $275,000 in the first two years of sales, any additional amount which might otherwise have been due to be carried over to the following year, nor shall Proposer be required to make payments to the Foundation in excess of $550,000 in the first three-years of sales, any additional amount which might otherwise have been due to be carried over to the next year, nor shall the Proposer be required to make payments to the Foundation in excess of $750,000 in the first four years of sales, any additional amount which might otherwise have been due to be carried over to the following year, until all repayment obligations have been satisfied.

B.3.1. The term "Adjusted Gross Sales" shall include all specific export incentives or bonuses paid the Proposer on account of sale of the Innovation for export, but shall not include sums paid for commissions brokerage value added and sales taxes on the sale of the finished product, or transportation and associated insurance costs, if same have been included in the Adjusted Gross Sales price.

B.3.2. The Innovation shall be deemed to have been sold, marketed or otherwise commercially exploited if the Innovation, or any improvement, modification or extension of it is put to the benefit of a third party, whether directly or indirectly, and whether standing alone or incorporated into or cojoined with other hardware or processes, and for which benefit the said third party gives something of value. This provision shall not apply to transactions between the Participants or between the Participants and their parents or subsidiaries. Should such parent or subsidiary resell the Innovation separately identified or incorporated in a system, the sales price shall be the price to third parties from the parent or subsidiary making the sale, such sales price being defined by the same criteria as sales are defined for purposes of "Adjusted Gross Sales" in Sub.Sec.B.3.1. above.

          If the Innovation is a part of a product sold, marketed or otherwise commercially exploited, the sales price for purposes of payments according to Sub.Sec.B.3. shall be the sales price of that product multiplied by a factor whose numerator is the manufacturing cost of the Innovation and whose denominator is the manufacturing cost of the product. If there shall have been established a market price for the Innovation, such price shall be the basis for payments according to Sub.Sec.B.3., notwithstanding the incorporation of the Innovation in another product.

B.4. All payments due the Foundation shall be calculated on a semiannual calendar basis, and statements, consistent with generally accepted accounting procedures and with the standard accounting procedures of the Participant and signed by an officer of the Participant, rendered with payment in and within 90 calendar days following the end of each semiannual period. Payments to the Foundation per Sub.Sec.B.3. shall commence at the end of the semiannual period during which the first sale was made. All late payments shall bear interest at 1% more than the average prime rate prevailing at the Chase Manhattan Bank, N.Y.C. during the period from the date payment was due until actually made.

B.5. Should any portion of the technology or Innovation developed in whole or in part under this Agreement be sold outright to a third party, one-half of all proceeds of the sale shall be applied as received until there has been full repayment to the Foundation of a sum equal to the percentage indicated in Sub.Sec.B.3.b) hereto of the Conditional Grant and Other Sums actually received by Proposer hereunder, in equivalent dollars valued at time of repayment (Annex
          C). Payments due and not made following receipt of proceeds shall bear interest at 1% more than the average prime rate prevailing at Chase Manhattan Bank, N.Y.C.

B.6. License agreements involving patented inventions or technology developed in whole or in part during this Foundation-supported project shall be subject to Annex F.

C.        CONDUCT OF THE PROJECT
C.1. The Proposer agrees to do the work set out in the Proposal in accordance with good standards relevant to such undertakings, and shall expend funds received hereunder only in accordance with such Proposal and the requirements of this Agreement.

C.2. The Proposer agrees to comply with the Program Plan for the Innovation as set forth in Annex D hereto.

C.3. The Proposer hereby appoints Dr. Yaron Lapidot as Israel Project Manager and Dr Alex Saunders as U.S. Project Manager for the implementation of the project during the period of this Agreement and in accordance with the Program Plan, Annex D.

C.4. The Proposer shall not make substantial transfers of funds from one budget item to another, change key personnel or their duties and responsibilities or diminish their time allocated to the proposed work hereunder without prior written approval by the Foundation, which approval shall not be unreasonably withheld.

C.4.1. Should any key person be absent from his work or should such absence be expected, for 90 days or more, or should there be any significant reduction in the total personnel force assigned the project under the Proposal, the Proposer shall forthwith notify the Foundation.

D.        REPORTING REQUIREMENTS
D.1. The Proposer shall submit to the Foundation, in writing, the following reports:
          a. interim fiscal and technical reports within 30 days following the expiration of the first eight-month period;
          b. final fiscal and technical reports within 60 days following termination of this Agreement.

D.1.1. Such reports shall be in form and substance as provided in Formats for Technical and Fiscal Reports, BIRD Foundation Procedures Handbook 1994, Sections IV.A. and B.

D.2. Proposer shall provide, at its expense, briefings on the progress of the work hereunder within 45 days following request by the Foundation. Such briefings shall accord with the form and depth as the Foundation may reasonably request.

E.        PUBLICATIONS
E.1. In any publication in scientific or technical journals of data or other information derived from the work hereunder, or any publication related to the work, but not including product literature or manuals, the support of the Foundation shall be acknowledged.

E.2. To the extent so required to permit the Foundation free dissemination of such publications or information which the Foundation is privileged to disseminate subject to the limitation of Sec. F. below, the Proposer shall be deemed hereby to waive any claim with respect to such dissemination for infringement of any Copyright it may have or may obtain.

E.3. The Proposer shall furnish to the Foundation two (2) copies of all publications resulting from Foundation-supported work as soon as possible after publication.



F.        PROPRIETARY INFORMATION
          Proprietary information, clearly identified as such, submitted to the Foundation in the Proposal, in any report or verbally, or obtained by Foundation personnel observation pursuant to any request or briefing, shall be treated by the Foundation as confidential. At the request of Proposer or either Participant, a confidential disclosure agreement may separately be entered into by the parties.

          Nothing contained in the foregoing shall restrict the right of the Foundation to make public the fact of the Foundation's support for the project, and the identification of the Participants therein. The details of any such publication, however, shall be subject to approval by the Participants.

G.        PATENTS AND ROYALTIES
G. 1. If Proposer or either of the Participants elects to apply for letters patent on any or all inventions resulting in whole or in part from performance of Foundation-supported activity, such applicant shall, at his own expense, so apply in the United States and in Israel, and in such other countries and at such times as he may deem appropriate.

G.2. Unless Proposer or either Participant is making payments to the Foundation under Sec. B or Annex F hereto, a Participant who retains rights in an invention and who obtains a patent thereon in accordance with Sub.Sec.G.1., shall pay to the Foundation a royalty as set forth in Annex E hereto, on sales of any product embodying the invention or any product made by practicing the invention. The Foundation's rights hereunder shall apply whenever such patents are obtained and shall survive termination of this Agreement.

H.        RIGHTS OF THE GOVERNMENTS OF ISRAEL AND THE UNITED STATES
H.1. Regardless of the patent rights acquired by Participants by mutual agreement or pursuant to Sub.Sec.G.1., the Governments of Israel and of the United States shall each have a nonexclusive, irrevocable, royalty-free license to make or have made, to use or have used, and to sell or have sold any such invention specified, throughout the world for all governmental purposes: provided, however, that in any contracting situation involving an invention made under this Agreement, the Government of Israel shall give preference to the Participant retaining the entire right, title, and interest in the invention in Israel, and provided that "governmental purposes" shall not include manufacture of such invention where it is commercially available at reasonable prices.

          Notwithstanding the foregoing, except for military purposes or in emergency situations, neither the Government of Israel nor the Government of the United States, nor the Foundation, shall have the right to sell or otherwise dispose of in any third country any product incorporating an invention or made by practicing an invention without the prior written permission of the Participant which has acquired the entire right and interest in the invention in third countries. Such Participant shall not withhold permission where appropriate royalties are paid by the Foundation or government(s) concerned.

H.2. In addition to the patent rights specified in Sub.Sec.H.1., the Foundation reserves for itself and the Governments of Israel and the United States the right to use the Innovation, technical information, data and know-how arising out of, or developed under, this Agreement for any noncommercial purpose, and without charge.

H.3. In order that the rights of the Foundation and the Governments of Israel and the United States described herein shall be exercisable, the Participants agree that any component, element or other part of the system described as the "Innovation" in the Preamble to this Agreement, whose use is necessary to the full enjoyment of the Innovation, will be made available, at reasonable prices, by the Participants either as a commercially purchasable item, or by special arrangement, and will be sold to the Foundation and/or the Government of Israel and/or the Government of the United States, also at reasonable prices.

H.4. Notwithstanding the above provisions of this Sec. H., it is understood and agreed that, so long as any software that comprises part or all of the Innovation is marketed by Proposer, by either Participant, or by others with the rights to market such software, neither the Government of Israel nor the Government of the United States shall have the right to obtain a license to use such software unless the license fee normally imposed in the ordinary course of business by either the Participants or by others with the rights to market such software is paid, and the standard license agreement is executed.

H.5. The rights of the governments of Israel and the United States shall not extend to intellectual property and work performed prior to the initiation of this grant and/or to intellectual property and work performed outside the scope of this grant.

I.        REVOCATION OF AGREEMENT
I.1. The Foundation may revoke any award, in whole or in part, for cause as defined in the laws of the State of California.

I.2. Upon receipt of notice of revocation for cause, the Proposer may cure the default in and within thirty calendar days after the date of receipt of the notice.

I.3. Notwithstanding any other provision in this Agreement to the contrary, the Foundation shall not be obliged to provide any further funding after notice until and unless the said default is cured and so demonstrated to the reasonable satisfaction of the Foundation.

I.4. Should the Agreement terminate for reason of cause, in addition to the Foundation's rights under Sub.Sec.1.5., the Foundation and the Governments of Israel and the United States shall be entitled to all its rights pursuant to Sec.H. as may have vested on the date when all sums due the Foundation under Sub.Sec.1.5. are fully paid.

I.5. If the Foundation shall revoke as aforesaid, all funds given Proposer per Sub.Sec.B.1. above shall become due immediately without need for demand. Such funds which do not, by terms of this Agreement, bear interest, shall be repaid with interest at 1 % more than the average prime rate prevailing at Chase Manhattan Bank, N.Y.C., from date of notice of revocation.

I.6. The Proposer may not terminate this Agreement or abandon the project without the prior written consent of the Foundation, which consent shall not be unreasonably withheld.

I.7. If upon termination of this Agreement for any reason, the entire budgeted sum has not been expended, the Proposer shall forthwith return to the Foundation its pro rata share of such unexpended portion. If not repaid forthwith, such sum shall bear interest as per Sec. 1.5.

J.        SURVIVAL OF PROVISIONS
          Notwithstanding revocation or other termination of this Agreement, the following provisions shall survive termination of this Agreement:
          Sections B., D., E., F., G., H., 1.4., 1.5., 1.7., K., L., N., Annex
          C, Annex E and Annex F.

K.        FINANCIAL RECORDS
K. 1. The Proposer shall maintain business and financial records and books of account for the work hereunder separate and apart from other business records of the Proposer. Such books and records shall be in usual and accepted form.

K.2. Books and records of the work hereunder shall show Proposer's contribution. Upon request by the Foundation, the Proposer shall provide evidence of his compliance hereunder.

K.3. The Foundation may examine, or cause to be examined, the financial books, vouchers, records and any other documents of the Proposer relating to this Agreement at reasonable times and intervals during the term of this Agreement and for a period of one (1) year following termination, or for so long as payments per Sub.Sec.B.3., Sub.Sec.B.5., or Annex F, or of patent royalties are due, or may become due the Foundation, whichever shall be the later.

L.        SUITS AGAINST THE FOUNDATION
L. 1. The Proposer shall defend all suits brought against the Foundation, its officers or personnel, indemnify them for all liabilities and costs and otherwise hold them harmless on account of any and all claims, actions, suits, proceedings and the like arising out of, or connected with or resulting from the performance of this Agreement by the Proposer, or from the manufacture, sales, distribution or use by the Proposer of the Innovation, whether brought by Proposer or its personnel or by third parties.

L.2. The Proposer agrees that persons employed by it in connection with the research project shall be deemed to be solely its own employees and that no relationship of master and servant shall be created between such employees and the Foundation, either for purposes of tort liability, social benefits, or for any other purpose. The Proposer shall indemnify the Foundation and hold it harmless from court costs and legal fees, and for any payment which the Foundation may be obliged to make on a cause of action based upon an employee-employer relationship as aforesaid.

M.        MISCELLANEOUS CONDITIONS
M.1. The Foundation makes no representation, by virtue of its funding the work hereunder, or receiving any payments or royalties as a result of this Agreement, as to the safety, value or utility of the Innovation or the work undertaken, nor shall the fact of participation of the Foundation, its funding or exercise of its rights hereunder be deemed an endorsement of the Innovation or of the Proposer, nor shall the name of the Foundation be used for any commercial purpose or be publicized in any way by the Proposer except within the strict limits of this Agreement.

M.2. The Proposer may not assign this Agreement or any of the work undertaken pursuant to it without the prior written consent of the Foundation, which consent shall not be unreasonably withheld.

M.3. This Agreement shall be construed under the laws of the State of California. The forum for the resolution of any dispute arising from this Agreement shall be the State of Israel or Washington, D.C. in the U.S., as the moving party may elect. Execution of this Agreement shall be taken as submission to the forum selected pursuant to this Section.

M.4. Unless the parties to a dispute shall agree otherwise, the dispute shall be referred to arbitration under rules of the Israel Arbitration Law if the forum is Israel, and under the rules of the American Arbitration Association if the forum is the U.S.

M.5. Proposer undertakes to comply with all applicable laws, rules and regulations of the State of Israel and the United States of America, and will apply for and obtain all necessary licenses and permits for the carrying out of its obligations hereunder.

M.6. Under Israeli law, no stamp duty is required on BIRD Foundation Cooperation and Project Funding Agreements.

M.7. Notices, communications and reports shall be hand-delivered or mailed by prepaid first-class mail (airmail if transmitted internationally) addressed to:

     a.   The Israel-U.S. Binational Industrial Research and Development
          Foundation
          P.O. Box 39104
          Tel Aviv 61390
          Israel

     b.   Applied Imaging Ltd.
          22 Maskit Street
          Beit Lumir
          Herzliya Pituach
          Israel

     C.   Applied Imaging Corporation
          2380 Walsh Avenue
          Santa Clara, CA 95051
          U.S.A.

N.        LIMITATION ON PAYMENTS
          Notwithstanding any other interpretation of this Agreement or the Annexes hereto to the contrary, Proposer's total obligation hereunder for payments to the Foundation shall not exceed the percentages indicated in Sub.Sec.B.3.b) hereto of the total funds actually provided by the Foundation hereunder, in equivalent dollars valued at time of repayment (Annex C).

0.    EFFECTIVE DATE
      The effective date of this Agreement shall be the 1st day of August, 1995. Unless sooner terminated by the Foundation per Sec.l., this Agreement shall terminate fifteen (1 5) months following the effective date.



/s/ Dan Vilenski
(for the BIRD Foundation)



/s/ Mitchell S. Golbus, M.D.

(for Applied Imaging Ltd.)

/s/ /Abraham I. Coriat, CEO
(for Applied Imaging Corporation)

                                    ANNEX A
                            APPROVED PROJECT BUDGET
                             Applied Imaging Ltd.
                             (15 months duration)

                                                                                                    Cost to      Totals
                                                                                                    Project
I.   DIRECT LABOR

                                                        Gross Annual Salary               % on
                                                     (inc. Social Benefits)               Project

 Project Leader                                             $ 80,000                       100      100,000
 Research Scientist                                           60,000                        93.3     70,000
 Technician                                                   35,000                        93.3     40,833
 Technician                                                   35,000                        93.3     40,833
                                                            --------                      ------    -------
 Total, Direct Labor                                                                                251,666
 Overhead (0/H) @ 25%                                                                                62,917
                                                                                                    -------
 Total, Direct Labor + O/H                                                                                       314,583

II.  EQUIPMENT
                                             Acquisition                No. Yrs.          % on      Cost to
                                                Cost                    Deprec.           Project   Project

 2 Microscope                                  32,000                     3                100       12,444
 Slidescan                                     40,000                     3                100       15,556
 Thermocycler                                  27,000                     3                100       10,500
 FISH Chamber                                  18,000                     5                 85.7      3,600
 PCR Equipment                                 30,000                     3                 85.7     10,000
 Centrifuge                                    15,000                     5                 85.7      3,000
 Other                                         15,000                     5                 85.7      3,000
                                                                                                   --------
                                              177,000                                                58,100       58,100

III. EXPENDABLE MATERIALS & SUPPLIES
     Reagent Supplies & Probe Kits                                                                                45,000

IV.  TRAVEL
     8 trips to A.I.C. @ $3,000                                                                                   24,000

V.   SUBCONTRACTS
     Bichur Holim Hospital - collaborator                                                            10,000
     Tel Hashomer - collaborator                                                                     10,000
     Herzliya Medical Center - collaborator                                                          10,000       30,000
                                                                                                   --------     --------

     SUBTOTAL                                                                                                   $471,183
     General & Administrative Expense (G&A) @ 5%                                                                  23,584
                                                                                                                --------
     APPLIED IMAGING TOTAL PROJECT BUDGET                                                                       $495,267

     Projected expenditure, first 8 months                                                                      $286,200
     Projected expenditure, second 7 months                                                                     $209,067


                                    ANNEX A
                            APPROVED PROJECT BUDGET
                          Applied Imaging Corporation
                              15 months duration)

                                                                                           Cost to      Totals
                                                                                           Project

I.   DIRECT LABOR
                                Gross Annual Salary                        % on
                                (inc. Social Benefits)                     Project

 Manager                                $100,000                             50            62,500
 Research Scientist                      110,000                             54.5          75,000
 Marketing                                80,000                             70            70,000
 Mfg. Process Development                 81,000                             75            75,938
 Quality & Regulatory Affairs             89,000                             50            55,625
 Technologist                             62,000                             30            23,250
                                        --------                        --------          --------
 Total, Direct Labor                                                                      362,313
 Overhead (0/H) @ 25%                                                                      90,578
                                                                                         --------
 Total, Direct Labor + O/H                                                                              452,891

II.  EXPENDABLE MATERIALS & SUPPLIES
     Miscellaneous                                                                                       15,000

III. TRAVEL
     8 trips to A.I. Israel @ $3,000                                                                     24,000

IV.  CONSULTANTS
     Statistician (140 hrs. @ $150)                                                        21,000
     Regulatory Activities Consultant                                                      50,000        71,000
                                                                                         --------      --------

     SUBTOTAL                                                                                          $562,891
     General & Administrative Expense (G&A) @ 5%                                                         28,145
                                                                                                       --------
     APPLIED IMAGING CORP, TOTAL PROJECT BUDGET                                                        $591,036

     Projected expenditure, first 8 months                                                             $296,500
     Projected expenditure, second 7 months                                                            $294,536


                                    ANNEX B
                         PAYMENT OF CONDITIONAL GRANT

1         First Payment - On signing - $181,050

2. Second Payment - After receipt and approval of the interim technical and fiscal reports for the first eight-month period, or after actual expenditures on the project have equalled or exceeded $582,700, whichever is later - $181,051.

          However, if at the required time of submission of the interim technical and fiscal reports, work on the project or expenditures thereon prove to be materially behind plan, per Annex D and Annex A, respectively, the Foundation will review the project with Proposer and determine a suitable course of action with respect to further payments against the Conditional Grant, if any.

3. Final Payment - After receipt and approval of the final technical and fiscal reports - the balance due Proposer up to the total sum of the Conditional Grant per Sub.Sec.B.1.

                                    ANNEX C
                    LINKAGE OF CONDITIONAL GRANT REPAYMENTS


The monies given as a Conditional Grant shall be linked in value until repayment to the U.S. Consumer Price Index, CPl-U, hereinafter "index".

As each increment of the grant is given, it shall thereafter be linked to the base index last published prior to the date of payment. Upon payment of the last increment of the Conditional Grant due, all prior payments shall be brought to the same base index as the last payment.

Just prior to each occasion of payment of a portion of Proposer's obligations under Sub.Sec.B.3., B.5., B.6., G.2., Annex E and F, the unpaid balance due the Foundation shall be brought from the prior base to the index last published before such payment, which index shall then be the base. This procedure shall be repeated on the occasion of each payment until Proposer's obligations for payments shall have been discharged.

                    [ANNEX D APPROVED PROGRAM PLAN GRAPHIC]

                    [ANNEX D APPROVED PROGRAM PLAN GRAPHIC]

                                    ANNEX E
                          ROYALTY PAYMENTS ON PATENTS

1. ROYALTY RATE: The Royalty Rate in accordance with Sub.Sec.G.2. shall be 1 1/2%

2.        ROYALTY BASE:
               a) Where the product sold consists of the Innovation and such Innovation consists essentially of, or depends primarily on, a patented invention or inventions made in whole or in part during the performance of Foundation-supported work on the project, the Royalty Base shall be the selling price of the product as defined in Sub.Sec.B.3.2.

               b) Where the product sold consists of an assemblage of subsystems or entities, the Royalty Base shall be the selling price of the product multiplied by a fraction the numerator of which shall be the manufacturing cost of those subsystems or entities which incorporate a patented invention or inventions made in whole or in part under this Project, and the denominator of which shall be the manufacturing cost of the product sold.

               c) If, however, a market price shall have been established for any subsystem or entity which incorporates a patented invention or inventions made in whole or in part under this project and which is sold separately, sold as part of the Innovation, or sold as part of any other product, such market price shall be the Royalty Base.

3. ROYALTY: The Royalty due shall be the Royalty Rate multiplied by the appropriate Royalty Base.

4.        ROYALTY PAYMENTS:
               a) No royalty payments shall be made on sales between Participants.

               b) Royalty payments shall commence only when 1 1/2% of royalties received by Proposer as computed according to paragraphs 1., 2. and 3. of this Annex E, shall equal or exceed the outstanding amount of Proposer's obligation with respect to payments indicated in Sub.Sec.B.3. of this Agreement. However, in no event shall Proposer's obligation with respect to payments be greater than the amounts indicated in Sub.Sec.B.3.b) of this Agreement. Should Proposer's obligations for payment to the Foundation per Sub.Sec.B.3. not be fully discharged, any such deficiency shall be made up from royalty payments on products other than the Innovation, if any, which were forgiven in accordance with the first sentence of this paragraph 4.b).

5.        TERMS OF ROYALTY PAYMENTS:
          The obligation to make royalty payments in the full amount under this Agreement shall continue for the life of the last-to-expire patent issued on any invention made in whole or in part under this Foundation-supported project.

6. Royalty payments shall be made on a semiannual calendar basis, commencing at the end of the semiannual period during which any royalty first becomes due.

                                    ANNEX F
                               LICENSE AGREEMENTS

1. If any patented invention or inventions made in whole or in part during this Foundation supported project becomes the subject of any license agreement between Proposer, or either Participant, and a third party, the licensor shall pay to the Foundation 30% of all payments received by him under such license agreement.

2. If any technology developed, but not including any patented invention or inventions made in whole or in part during this Foundation-supported project, becomes the subject of any license agreement between Proposer, or either Participant, and a third party, the licensor shall pay to the Foundation 30% of all payments received by him under such license agreement, as and when received. Payments under Annex F. 1. and this Annex
      W. shall be deemed payments against Proposer's obligations under Sub.Sec.B.3. In no event shall this Annex F be construed as requiring payments of any amount greater than those indicated in Sub.Sec.B.3.b) of this Agreement.

3. "License Agreement" as defined in paragraphs 1. and 2. of this Annex F shall comprise only license agreements under which Proposer, or either Participant, cedes to third parties the rights to use any patents or technology arising from this Foundationsupported project for purposes of using said patents or technology for engendering sales of products developed hereunder. "License Agreements" shall not include any license agreements which Proposer, or either Participant, enters into as a necessary, common or convenient means by which said products are sold to end-users in the ordinary course of business.

                                BIRD FOUNDATION


                               GRANT APPLICATION


                                 APRIL 17,1995

To:  ISRAEL - U.S BINATIONAL INDUSTRIAL RESEARCH AND DEVELOPMENT
     FOUNDATION


From:  APPLIED IMAGING, 238O WALSH AVENUE, SANTA CLARA, CA 95051.
       TELEPHONE NUMBER: (408) 562-0250, FAX NUMBER: (408) 562-0264


     APPLIED IMAGING, ISRAEL, 22 MASKIT STREET, BEIT LUMIR, 2ND FLOOR, HERZELIA, PITUACH. TELEPHONE NUMBER: 972-9-565 411 FAX NUMBER:
     972-572 750



PROJECT TITLE: Fetal Cell in Maternal Blood (FCMB) Program



PROJECT BUDGET:  First
                 Project
                 Period

     Project Duration:  l5 months

     Project Cost       $1.2 million

     Submitted by:      Israeli Company Officer   U.S. Company Officer

     Signature:

     Printed Name       Mitchell S. Golbus, M.D.   Abraham I Coriat

     Date Submitted     April 17,1995



Preferred date for project funding:    July 1, 1995

                               TABLE OF CONTENTS




A. EXECUTIVE SUMMARY......................................................  1

B. THE INNOVATION.........................................................  3

1. PROBLEM/OPPORTUNITY....................................................  3
2. APPLIED IMAGING'S SOLUTION.............................................  4
3. TECHNOLOGY.............................................................  5

C. PROPOSED PROGRAM.......................................................  7

1. ANALYSIS OF THE PROBLEM................................................  7
2. PROPOSED APPROACH...................................................... 10
3. NON BIRD GRANT DEVELOPMENT WORK........................................ 14

D. PROGRAM PLAN........................................................... 16

E. THE MARKET............................................................. 17
1. MARKET OVERVIEW........................................................ 17
2. COMPETITION............................................................ 18
3. GOVERNMENT REGULATION.................................................. 18

F. COMMERCIALIZATION - PLANS AND PROSPECTS................................ 20

G. COOPERATION AND BENEFITS............................................... 22

H. ORGANIZATION AND MANAGEMENT PLAN....................................... 24

I. THE COMPANIES AND THE PROJECT PERSONNEL................................ 26

J. PROJECT BUDGET......................................................... 27

A. EXECUTIVE SUMMARY

The objective of the project is continuous development and to conduct clinical studies leading to the commercialization of a new prenatal test developed by Applied Imaging Corporation. This new genetic screening test is designed to enable the detection of prenatal genetic disorders through the analysis of fetal cells obtained from a routine maternal blood sample. The test may significantly reduce the risk of harm to the fetus and the pregnant woman and provide results faster and less expensively than those provided by current invasive procedures such as amniocentesis and chorionic villus sampling ("cvs"). The company believes that the benefits of this new genetic screening progress should lead to a greater proportion of pregnant women being screened for prenatal genetic disorders, including women under the age of 35 who are not typically screened at present with accurate procedures.


Applied Imaging has established a fully owned subsidiary in Israel that will conduct development work to optimize and verify the current process and clinical studies on this test, and, which has been developed by the Company in the US. The Company intends to invest a total of $6M in the development of this product (of which $3 million has already been invested) so that the $600,000 of the BIRD foundation grant will represent 10% of the entire project. In the future it is the intent of the company to further develop the infrastructure and size of Applied Imaging Israel to license local technologies, conduct continuous research and set up manufacturing facilities for products sold in Eastern and Western Europe and, in the longer term, potentially in the Middle East.


The fetal cell screening test is expected to be introduced in 1996 in Europe and subsequently in the United States, subject to receipt of required FDA regulatory approvals. The Company projects sales of its new prenatal test kits and instrumentation to be $2.3 million in the second year from the starting date of this development project. $21 million in year three, $64 million in year four and $104 million in year five.


Applied Imaging, incorporated in California in July, 1986, currently develops, manufactures and markets automated clinical analysis systems used by cytogenetic laboratories for prenatal genetic screening. Prenatal genetic screening detects the presence of chromosomal abnormalities associated with conditions such as mental retardation, sexual abnormality and physical deformation. The Company currently produces and sells eight different products addressing various needs of these laboratories. The Company's cytogenetic instrumentation includes karyotyping, metaphase finding and DNA probe imaging products. These instruments are used to increase laboratory productivity by automating certain time consuming functions done in cytogenetic laboratories. Applied Imaging's significant position in the cytogenetic screening market is demonstrated by its installed base of over 900 clinical workstations at approximately 350 customer sites in more than 30 countries. The Company has worldwide distribution channels in 35 countries. Its headquarters are in Santa Clara, California. Sales outside

North America are managed by its fully owned subsidiary based in Newcastle, England. 1994 sales were $9.6 million. The Company employs 75 people worldwide.

Applied Imaging, Israel is newly established and has no corporate history. The key to its success are Drs. Mitchell S. Golbus and Yaron Lapidot, who have been chosen to lead the project in Israel.

The Company believes that it is well-positioned to develop and commercialize an integrated prenatal genetic screening system by virtue of its proprietary technology for enriching the concentration of nucleated fetal red blood cells in maternal blood samples, its proprietary automation technology and its current position as a leader in the cytogenetic screening market, in which the Company plans to initially offer this fetal cell screening system. Applied Imaging's core cytogenetic business will be used as a stepping stone to introduce the new fetal cell test. The Company's fetal cell screening system is being designed to be compatible with its existing cytogenetic products so that customers could potentially update or upgrade their new or existing instrumentation to accommodate such a fetal cell screening system.

B. THE INNOVATION

1. PROBLEM /OPPORTUNITY


Birth defects afflict about 7% of all births, and of these 2% are genetic birth defects. Structural chromosome abnormalities are the most common type of genetic defect, and account for about 25% of genetic birth defects. The most common the these chromosomal abnormalities are expressed by the presence of an abnormal number of chromosomes in the cell nucleus. They represent 95% of all chromosomal disorders accompanying birth defects that are detectable via current procedures such as amniocentesis or Chorionic Villus Sampling (cvs). Of these abnormalities Down syndrome, which is expressed as an extra chromosome 21, is the most common and is present in one of every 800 births (1:800).

Currently, women with a previous family history of genetic disease, multiple unexplained miscarriages, or those 35 years of age and older at the expected delivery date, are considered "at high risk," and offered prenatal diagnosis. Accurate prenatal diagnosis of genetic abnormalities require an INVASIVE sample collection procedure which has inherent RISK to the fetus. The risk for chromosomal abnormalities increases significantly with maternal age, from approximately 1:500 at age 21, to 1:20 at age 45. The age of 35 is currently selected as the cut-off for amniocentesis or cvs because the risk for having a child with a chromosomal abnormality (1:200) is about equal to the risk of fetal loss or injury due to the invasive sample collection procedure. However, chromosomal birth disorders often occur to women of any age, and without any previous family history. As a result, every pregnancy is at some risk. Since the majority (70%) of births occur to women age 21 - 32, the majority of births with chromosomal disorders occur in this population as well. With the current practice of offering prenatal diagnosis only to women age 35 and older, ONLY 20-30% of the chromosomal abnormalities could ever be detected. Furthermore, even if the amniocentesis or cvs cell analysis procedures didn't cause any harm to the fetus, they still would not be cost-effective to apply to all women, due to the complexity of the test (2-3 weeks turnaround time) and the prohibitive costs associated them ($1200 per test in the USA).

A need exists for a way to efficiently test the population of pregnant women of ALL AGES with a low risk, non-invasive, cost effective procedure. This need has led to the use of ultrasound and serum screening, to identify some chromosomal abnormalities. Currently, at least one ultrasound study is done on the majority of pregnancies occurring in the U.S., and Western European countries. However, ultrasound can only pick up GROSS structural abnormalities, and isn't very efficient at detecting Down syndrome, the most common chromosomal disorder. It is also operator skill dependent and is most effective when done fairly late in the pregnancy. Serum screening on the other hand is a relatively simple antibody test that was recently modified to include the ability to detect chromosomal abnormalities. This test is called AFP test because it measures maternal serum levels of alpha-feto protein (AFP). A more recent test, called the Triple Test, combine the AFP test with additional blood chemistry tests to increase its accuracy. While these tests are inexpensive and easy to perform, they suffer from a very high false positive rate (7-11%), and only detect 60% of cases tested for Down syndrome. The high false positive rate means that maternal anxiety levels are needlessly heightened, and many women are needlessly faced with the decision to undergo the costly and risky amniocentesis procedure, which is used for definitive diagnosis. An increased number of unnecessary amniocentesis procedures means an increased number of procedural induced losses of normal, unaffected fetuses. A third drawback of these serum screening tests is that they can only be done around the 16th week of pregnancy. This may not leave enough time for delicate pregnancy management decisions if amniocentesis is needed.



2. APPLIED IMAGING'S SOLUTION

The medical risks and costs of amniocentesis and cvs and the relative unreliability of serum based procedures for diagnosing Down syndrome and other chromosomal disorders have stimulated an interest in the development of a reliable, less risky and less costly genetic screening procedure that could be used to screen a greater proportion of pregnant women. New genetic screening techniques currently being developed involve the enrichment of the concentration of nucleated fetal red blood cells in maternal blood samples obtained during the early stages of pregnancy and analyzing genetic material (DNA) from such fetal cells to determine the presence of chromosomal abnormalities.

Recent medical research indicates that a small number of nucleated fetal red blood cells enter the maternal blood stream during pregnancy. However, given the rarity of nucleated fetal red blood cells in the maternal blood stream (estimated at one per 100 million maternal blood cells), existing technologies cannot easily and inexpensively enrich the concentration of such fetal cells in maternal blood samples to a level which is sufficient for genetic screening purposes. Applied Imaging has developed a methodology able to identify nucleated fetal red cells from the maternal blood stream.

The initial step in the process developed involves taking a standard venous sample of maternal blood. The blood sample is then subjected to various enrichment processes designed to remove as many of the maternal blood cells as possible in order to increase the concentration of nucleated fetal red blood cells for easier detection of such fetal cells. However, because the nucleated fetal cells still represent a very small percentage of the total number of cells in the processed maternal blood sample, this detection process requires highly specialized procedures.

Once detected, the nucleated fetal red blood cells may be subjected to DNA probe analysis techniques to detect chromosomal abnormalities. DNA probes can be designed to locate and enumerate specific chromosomes. DNA probes are usually introduced into the processed blood sample on a slide (in situ). The sample is then "incubated" to allow the DNA probes to enter fetal cells and bond to targeted chromosomes. This incubation procedure can take several hours. The subsequent detection and analysis of DNA probes in fetal cells may indicate the existence of chromosomal disorders.



3. TECHNOLOGY


Applied Imaging has developed technologies which it believes will enrich the concentration of nucleated fetal cells in maternal blood samples and produce a safer and faster genetic screening procedure. The Company's fetal cell screening system has the following characteristics:

 .  SMALL MATERNAL BLOOD SAMPLE. Laboratory studies indicate that Applied
   Imaging's fetal cell screening system may allow it to perform chromosomal screening analysis with an amount of maternal blood equivalent to that drawn for most clinical tests.

 . INCREASING FETAL CELL CONCENTRATION. The Company believes that most approaches to increase the concentration of nucleated fetal cells in maternal blood samples include various combinations of density gradient techniques and separation techniques that use monoclonal antibodies. The Company has developed a unique, proprietary procedure to remove maternal blood cells based on the physical and biochemical properties of such cells. The Company believes that its procedure will be less labor intensive, less time consuming and less costly. The Company has filed three patent applications related to the process of increasing the fetal cell concentration and has additionally obtained a license for certain complementary technologies for which a patent application has also been filed. The Company has been notified by the Patent Office that all major claims of its patent applications have been accepted. (See Appendix 2. - Enrichment of Fetal Cells from Maternal Blood for Genetic Analysis - A Product Design)

 . DETECTION OF NUCLEATED FETAL CELLS. Once the maternal blood sample has been processed to increase the concentration of the nucleated fetal cells and the enriched sample has been placed on a slide, detection of the fetal cells is usually done manually using a microscope. Applied Imaging's fetal cell screening system has been designed to automate the nucleated fetal cell detection process based on adaptions of unique technologies incorporated in the Company's current cytogenetic products. A patent has been issued covering certain aspects of these underlying technologies. The fetal cell screening system will eliminate the need for manual fetal cell detection.

 . APPLICATION AND DETECTION OF DNA PROBES. DNA probes which fluoresce on exposure to ultraviolet light are used to identify the presence of genetic disorders in the detected nucleated fetal cells. The Company has entered into a long term exclusive distribution agreement for a novel DNA probe assay developed by a United Kingdom based company that is simple and typically requires an incubation period of approximately one hour. The assay uses a special coverslip which is pre-coated with DNA probes and placed on the microscope slide containing the prepared maternal blood sample. The Company's fetal cell screening system has been designed to automatically locate and enhance the fluorescent images produced by the DNA probes.

Applied Imaging's fetal cell screening system is currently expected to be introduced in Europe in 1996 and subsequently in the United States, subject to receipt of required approvals in such jurisdictions. The system is being designed to initially screen for chromosomal abnormalities resulting in conditions such as Down syndrome, Patau syndrome, Edward syndrome, Turner syndrome, Klinefelter syndrome, Triple X syndrome and certain other conditions. These abnormalities account for approximately 95% of the incidence of all birth defects which result from chromosome-based genetic disorders. There are no competing fetal cell in maternal blood screening systems currently on the market.

The proprietary fetal cell screening system consists of (i) a prepackaged reagent kit to enrich the concentration of nucleated fetal red blood cells in the maternal blood sample, (ii) a DNA probe kit and (iii) instrumentation to automate the identification of nucleated fetal cells and the detection and analysis of DNA probes.

The fetal cell screening system developed by Applied Imaging for the new prenatal genetic screening test is now being used successfully in the Company's laboratory on early gestation samples. See Appendix 4 for two photographs of current prototypes of both the kit and instrumentation. We are now repeatedly identifying fetal cells in maternal blood at gestation periods between 12-16 weeks (the alternative amniocentesis procedure is typically done between 16-18 weeks). During the last three months we have found and successfully probed fetal cells from early gestation samples with a 93% success rate. Working prototypes of the full screening process can now be demonstrated in our laboratory. The Company has spend approximately $5 million to date in this area including $3 million in development work. It projects to spend an additional $3 million in development work to complete this R&D program so as to start commercialization in 1996. $600,000 will be provided by the BIRD foundation under this 15 month, $1.2 million program.

The Company's fetal cell screening test kit and instrumentation are subject to regulatory approval by the FDA in the United States. Its image analysis equipment must conform to UL standards.

C. PROPOSED PROGRAM

The current status of the specifications for Applied Imaging's fetal cell screening product is:

1. Enrichment procedure and chemistry kit to enrich maternal cells. Status - developed by Applied Imaging, feasibility demonstrated, prototype demonstrable at Applied Imaging Corp.

2. DNA probe kit to be used for diagnosis of chromosomal disorders. Status - Applied Imaging has negotiated a 10 year exclusive distribution agreement with a supplier of these kits. Methodologies and procedures to use these kits with Applied Imaging enrichment chemistry have been developed, feasibility demonstrated

3. Image automation equipment to automatically search for fetal cells and identify genetic disorders. Status - Engineering prototype developed, demonstrable in Applied Imaging Laboratories.

Under this BIRD Foundation grant the Company intends to:

 .    Perform continuous development on the fetal cell enrichment methodology
     (chemistry and DNA parts only) to optimize and simplify its design.

 .    Clinically verify Applied Imaging's methodology over a large number of samples. Establish and monitor clinical sites for FDA submission.

 .    Establish manufacturing specifications for the final product, including label claims.

 .    Define a marketing strategy for commercialization of its test in 1996, initially in Europe, and subsequently in the United States ( following FDA clearance).


1. ANALYSIS OF THE PROBLEM

STATUS:

Applied Imaging Corp. has designed a system design encompassing the enrichment of fetal cells from maternal blood and the genetic analysis of the fetal cells for specific markers with DNA probes. Refer to Appendix 2 "Enrichment of Fetal Cells from Maternal Blood for Genetic Analysis - a Product Design" for a detailed technical discussion of the technology used by the Company in this process.

The system has multiple steps and components which are outlined in the block diagram of figure 1 (in Appendix 2). Although the steps in figure 1 have been worked out with parametric studies, iterating toward optimum performance, there has been no formal extensive analysis of components and process. For a product that is to be robust in the field and have predictable performance the formal analysis will be required and will be the task of Applied Imaging, Israel.

Also, within the 3 major steps of figure 1 (in Appendix 2) the most time consuming is step 1. There already exists some evidence that step 1 could be simplified or potentially eliminated. This would save about 100 minutes of a 190 minute (3 hours, 10 minutes) procedure, and would eliminate the requirement of moderately expensive laboratory equipment, i.e. a high speed programmable centrifuge.

The Company has repeatedly identified fetal cells from MALE fetuses by analyzing maternal blood samples. The Company believes that it can also identify FEMALE fetuses from the maternal blood sample. However, in the present status there is some uncertainty if one has reached desired results with female fetuses. In the case of a male fetus, the cells placed on a slide after enrichment may be confirmed as coming from the fetus by use of a Y chromosome probe with fluorescence in situ hybridization (FISH). In effect males have a Y chromosome. Females do not have such a chromosome. No such secondary test is currently available for females, or in case of male, female twins. As a result, although the Company believes it is successful in identifying both male and female fetal cells, there is, as yet, no FORMAL proof that the enrichment for female fetal cells was successful.

GOAL:

Our goal is to provide a ROBUST process with enrichment performed in under 2 hours (single or in batches of 10 - 20), with satisfactory proof of enrichment in all samples. We may consider these the additional specifications above the existing product.

The marketing considerations influencing these additional steps stem from the desire to enter a broader market place. Our prior target market was the cytogenetics laboratory. Personnel in cytogenetics are accustomed to meticulous, time consuming procedures. When we describe our current test steps to such customers they find it acceptable. In addressing the high volume, commercial laboratory market, and also the overseas market with less trained personnel, the test requires less meticulous manipulations, less time and more batching or high volume production features.

A cytogenetics laboratory will do 6 - 8 tests per day. We know of commercial settings where multiple hundreds of tests per day would be the minimum acceptable load. Thus one commercial laboratory is equivalent in volume to 50 cytogenetics placements on average.

CHALLENGE:

Problems in realizing the additional specifications may be divided into three components:

i) Optimization by physical and component analysis requires an understanding of the basics of the three step enrichment. For example, in step 1, the bulk separation, differential centrifugation is reasonably well defined by the Stokes Sedimentation equation.



     2ga2(d1-d2)
V =  -----------
         9n
where
  v         is velocity of sedimentation
  g         is gravitational force
  a         is radius of a model sphere
  d1 & d2   are density of sphere & medium
  n         is the coefficient of viscosity

These terms are all applicable to our bulk separation process, although we must further equate cell deformability to viscosity before the Stokes equation fits our problems.

Similarly the degree of hypotonicity of medium in the bulk separation will affect both the density of cells (d1) and the deformability which relates to the viscosity (n). A formal analysis of these features is bound to provide us with opportunity to both improve efficiency of separation and the robustness of the procedure. It will indicate how close to the margin of failure we are with present design, and indicate how to redesign away from such margins.

There are at least a dozen areas in the 3 major steps that deserve a formal analysis. A partial list includes:

 .    Augmenting cell deformity by use of drugs (we currently use chlorpromazine).

 .    Programmed RPM centrifugation.

 .    Osmolarity of the bulk separation.

 .    Stability of lysing solution influenced by pH, temperature, etc.

 .    Speed of penetration of inhibitor into cells (to prevent lysis of fetal cells).

 .    Osmolarity of the density gradient.

 .    Differential sedimentation of nucleated cells in the density gradient.

Each of these is amenable to formal analysis once the variables are defined. Part of the project will be to define the variables.

ii) A more detailed approach will be required in attempting to simplify or eliminate Step 1. A more efficient lysis must be defined because using the same proportion of reagents would necessitate using an unwieldy volume. Currently proportions are 1:14 blood to reagent. The goal would be 1:2.

iii) In the identification of female derived fetal cells the investigation will be in which parameters of genetic signature will most consistently form a contrast versus maternal cells. There must be both a consistent difference and a strong signal. There is a broad range of choices from which to prioritize.

2. PROPOSED APPROACH

GENERAL PLAN:

 .    Start with transfer of technology to the laboratory in Applied Imaging
     Israel. This will include a performance evaluation on 150 samples, containing at least 30 abnormals. The Company will submit its test for regulatory FDA approval in the United States based on the clinical results of this study combined with other parallel clinical studies done at other sites.

 .    In parallel or soon after the evaluation starts, begin both analytical and parametric research on the lysis first method.  If this shows promise of
                                ------------------
     meeting specifications then all the analytical aspects of the first step bulk separation can be skipped, or at least deferred.

 .    Begin an analytical research of step 3, and move towards step 1 as indicated by the lysis first experiments.

 .    Independent of the above, begin genetic studies leading to verification of female fetal cells on a slide. Applied Imaging does not currently have the skill base for this experimental approach. New hires will be required, and these personnel will no doubt modify this part of the program. It must begin as library research followed by an experimental plan and a series of pilot experiments leading to a more focused study.

 .    As each step is completed, it will be incorporated into the current standard procedure for an overall evaluation. A final evaluation will probably occupy the last 4-5 months. The results of this final evaluation will be incorporated into an amended FDA Phase Two application (See Section
     D. Program Plan).

The laboratory in Israel will be staffed by new personnel. Two key individuals have already been identified.

The one major constraint on this project is availability of the right samples. No doubt some variability between samples makes for replicate studies at each step. Tel Hashomer, Bichur Holim and Herzelia Hospitals have agreed to cooperate with the company and supply samples in Israel.

Section H. "Organization and Management Plan" describes the program personnel. Appendix 3 includes resumes of the key individuals assigned to the program.

DETAILED DESCRIPTION OF TASKS:

TASK 1 - PRELIMINARY EVALUATION/CLINICAL STUDIES. This task will be shared with at least four other centers in Europe, Canada and the U.S. The goal of this task is in part to progress from feasibility to clinical product through the regulatory cycle for the first generation product.

This evaluation task will not only demonstrate diagnostic success, it will also measure time and motion studies, throughput and rate of procedural failures, as a record for future comparison. It will also permit the Company to submit for FDA approval in the United States.

The first level of protocols for this study have already been written. Detailed studies are now being written with help of medical and statistical consultants. The output of the collaboration will be three U.S. regulatory submissions dealing with enrichment, instrumentation and DNA probes.

Since the objectives here are to improve efficiency and robustness the measurements will include throughput, number of breakdowns, hands on labor as well as the rate of success in simultaneously enriching at least 20 fetal cells from maternal samples, and the efficiency of hybridization of these cells.

TASK 2 - ANALYSIS AND PARAMETRIC TESTING. As much as possible the various steps of the enrichment procedure will be described by a set of equations. The equations will be from physics or chemistry or both, as the case requires.

Once the equations are in place the measurement of variables will occupy a large part of the study. This will require performance of part of the test under carefully controlled conditions in which the end point is a numeric range of each variable. Modifications of the test may be required.

For example the Stokes equation contains viscosity as a variable. This will be measured by observing migration of well defined particles through the erythrocyte stack under different conditions of centrifugation.

Since the initial task will be to define the parameters to be measured, the details of each sub-task cannot be given here. The physical chemist to be hired will establish these definitions.

The result of these analyses will lead to parametric studies. For example for optimal, programmed g forces to enable nucleated erythrocytes to migrate to the plasma, cell interface in the bulk separation.

Another example is the level of non polar solvent addition to optimize inhibitor diffusion into fetal erythrocytes and yet prevent lysis of these same erythrocytes. An explanation for why a certain volume ratio of lysis agent to sample is required will lead to potential ways to circumvent this requirement. Then parametric studies to reduce the volume of reagent to manageable levels, e.g. 1:2 will be done.

Although the potency of carbonic anhydrase (CA) inhibitors on both CAI and CAII is published and well known, when put into the context of the present task these do not have the same relevance. The reasons are not yet understood. For example, although Acetazolamide is reported to inhibit CAII specifically its action is realized much slower when the enzyme is still inside the erythrocyte. Thus one requires a pre incubation with acetazolamide to achieve inhibition of CAII in fetal cells while lysing the adult (maternal) cells. This requires an extra step and is time consuming and therefore undesirable. On the other hand, ethoxazolamide penetrates erythrocytes rapidly, causing inhibition of both CAI and CAII, but is about 8 times more powerful on fetal cells. Our present solution is a blend of these two inhibitors with which to obtain rapid penetration to slow the CAII activity and then completely inhibit CAII while leaving enough activity in CAI to lyse adult cells. It is likely that with further analysis a more appropriate blend will be possible, and will work also with a blend of membrane modifying agents so that the total volume of reaction is reduced. The measurements here will be counting of lysed and non lysed cells with standard hematological counters, with varying conditions of lysing solution, time, inhibitors and solvents. The techniques are well worked out, but the conditions require further investigation.

Reduction in reagent volume of the CAII inhibited CAI hemolysis is a very important aspect of the study. As indicated above successful reduction in the volume of reagent makes it possible to perform lysis of 20 ml of blood in less than 50 ml total volume. This makes it possible to handle the sample in a single container and even provide for some automation.

However, if after a reasonable effort the reduced volume is not achieved a similar effort will be mounted on automating the specific hemolysis as a first step. Preliminary analysis suggests that a continuous flow technique of rapid mixing, reaction time-delay coils and a self cleaning continuous flow centrifuge to reconcentrate samples will substitute for the low volume because it still eliminates hands on time. There are several designs of continuous flow centrifuge in long expired patents that are exactly right for this application. It may be necessary to have one of these built under contract.

With automation by continuous flow timing becomes less critical. One sample follows another into the system and all samples are recollected for further processing without human interaction. Critical times will be automated and the rate of errors will be reduced.

As a result of these two alternative paths available for this critical development there is a high level of confidence in achieving the goal of streamlining the overall enrichment process. Optimizing Step 1 will not be undertaken unless both of these alternatives fail.


TASK 3 IDENTIFICATION OF FEMALE FETUS CELLS AFTER ENRICHMENT WILL BE A TASK OF GENETIC ANALYSIS.


The task will be designed by newly hired personnel. However, the following approaches are offered as a starting point.

The length of teleomeres (arms) on each chromosomes is renewed in embryonic formation. Over a lifetime, teleomeres become continuously shorter. Therefore, the lengths of maternal teleomeres on each chromosome are less than they are on the fetus. The differences in length are measurable biochemically. By confirming the longer length of the teleomeres on each chromosome we therefore can confirm the fetal nature of a cell. By verifying the absence of chromosome Y we therefore can confirm that the cell is fetal and female. Research will be devoted to this length measurement. Results will be expressed as fluorescence intensity. The precise lengths will be less important than length in identified nucleated erythrocytes vs. all other maternal cells on the slide.

The task, therefore, may be divided into making choice of one or more chromosomes which are amenable to such measurements, to purchase or make the fluorescent probes for the teleomeric site(s), to develop the FISH techniques on model systems and on the specific cells of interest on enrichment slides, and to measure the resulting fluorescence intensity in enriched fetal cells and adjacent maternal cells. Applied Imaging already has the instrumentation with which to make such measurements.

Feasibility can be established by combining this procedure with Y chromosome studies on male fetuses and subsequently using the technique on all samples in combination with probes of diagnostic interest, e.g. for chromosome 21.

An alternative approach is to measure a fluorescence intensity ratio of probes of polymorphic regions. The ratio is of one chromosome to another within single cells. Such a ratio is likely to hold an individual's signature and therefore would be different in cells of mother and her fetus. This is so partly because the chromosomes of a pair are derived from different parents, so in the fetus one of the chromosomes is derived from the mother, the other from the father. Demonstration of feasibility of this has been established in a series of papers by Nederlof et al, Cytometry vol. 13, page 831
                                                     ---------
to 852, 1992. These papers show ratio differences in polymorphic regions but do not address the general problem presented here.

Our task would be to find the appropriate polymorphic regions, provide the probes, either in laboratory or by contract, perform the FISH and measure ratios. If feasibility is shown, this would be combined with probes of diagnostic interest for final product, and passed back to an evaluation group to test together with the final version of the enrichment product.

TASK 4. FINAL EVALUATION OF THE COMPLETE SYSTEM. A final, formal evaluation of the whole improved product will occupy the last months of the study. Emphasis will be on showing the improvements in diagnostic efficiency, decrease of failures and reduction of throughput time. Since there would be no change in claims, the new method evaluation would be submitted as an addendum to previous regulatory submissions.

The identification of female fetus may become a new claim. However, since the analogy to identifying a male fetus with Y chromosome probes is very good, there will be a simple FDA submission on substantial equivalence (510(k)) on this new version of probe products.

MARKETING TASK:

The Company will perform continuous studies and interviews of its customers to further define the market and the product specifications. Health Maintenance Organizations (HMO's) will be interviewed and test pricing studies will be conducted. Reimbursement strategies will be analyzed in the process of setting final test price for the product. A marketing strategy will be defined and put together to introduce Applied Imaging's products in Europe in 1996 and in North America following FDA approval. A marketing plan will be prepared.


3.  NON BIRD GRANT DEVELOPMENT WORK

In addition to the development work defined within the outline of the BIRD grant, Applied Imaging projects to invest an additional $1.8 million in development costs to bring the fetal cell screening product to the market. This will bring the total R & D investment to $3 million over the next two years. The following tasks will need to be achieved in addition to those defined under this project:

 .    Complete the design of the fetal cell scanning instrument

       Applied Imaging has designed a prototype of the fetal cell scanning instrument, however this device scans for fetal cells in one hour rather than the targeted 15 minutes. To achieve this speed, the Company will have to transfer technology already developed in its core business product. This includes a patented automatic focusing system. The current instrument is not compatible with the Company's other products. Development work needs to be done to insure compatibility. This will also insure that current customers are able to upgrade their existing systems.

 .    Improve slide staining techniques and slide sample deposit methodologies.

       This is necessary to minimize the scanning area so that the instrumentation speed is optimized. Sample deposit methodologies need to be improved to optimize DNA probe efficiency.

 .    Conduct clinical studies at three additional sites.

       The Company intends to conduct clinical studies of its fetal cell products at two sites in addition to the one in Israel. This is necessary to comply with FDA guidelines. The Company will also conduct studies internally at its facility in Santa Clara, California.

 .    Conduct continuous development to adapt field feedback to the final product.

       The Company projects that modifications will have to be made to its fetal cell product based on the clinical results from all sites. Manufacturing specifications will also change.


The combination of this development work and the work executed under the BIRD grant should enable the Company to have a product available for commercialization in 1996.

D. PROGRAM PLAN



                          See the following two pages.

                            [PROGRAM PLAN GRAPHIC]

                            [PROGRAM PLAN GRAPHIC]

E. THE MARKET


1. MARKET OVERVIEW

The Company believes that the introduction of its fetal cell test will broaden the target market addressed by Applied Imaging products to include all pregnant women receiving prenatal care. Of the four million live births per year in the United States, 2.7 million are attributed to women under 35 who receive prenatal care in the first trimester (Source: Summary of the Vital Statistics of the USA). 2.1 million pregnant women in the United States are tested every year for genetic disorders. Current methodologies for diagnosing these disorders are either expensive ($1,200 in the United States) and risky (one in 200 result in miscarriage) or highly inaccurate (50% - 60% accuracy). It is estimated that the market for these fetal cell based tests could reach $400 million per year in the United States alone (Source: Industry Analyst Report). The international markets in developed countries for prenatal genetic testing are widely believed to be triple the size of the United States market.

Appendix 1 details a market model for the products, projected sales and market share for both the test kits and the instrumentation. The average selling price of the test kits in high volume is projected to be $55. The average selling price for the equipment able to automatically identify and analyze fetal cells is projected to be $125,000. Consumables margins are projected to be 70% and instrumentation margin 55%. Market share is projected to be 35% for both instrumentation and the consumables. The BIRD project represents 10% of the development expenses necessary to bring this product to the market.

Applied Imaging feels comfortable that it can achieve this market share for the following reasons:

   1.   No other company is currently providing such a test in the market.

   2. The Company believes that its product will be highly differentiated . The Company's technology enables it to offer a test projected to be lower cost and faster than any other test that is currently being developed by both commercial and R & D organizations.

   3. The Company is taking a fully integrated approach to provide a total solution to the screening system and is using its unique imaging and automation expertise to achieve this. To the Company's knowledge this approach is unique to Applied Imaging.

   4. The Company has world wide distribution channels in place which will provide quick access to the market. The Company will take advantage of its existing customer base, which it knows very well and will provide an upgrade path to its customer base.

   5. The Company will build from its current 70% market share in the genetic screening market it addresses.

In the longer-term, a further opportunity is emerging to screen for major cancers through detection of cancer cells in the peripheral blood. Applied Imaging intends, with the involvement of the Israeli subsidiary, to develop products for this market with the technologies used for the fetal cell testing. The technological challenges for each opportunity are similar - isolation and analysis of extremely rare cells.


2. COMPETITION

The Company is aware of a number of companies that are in the process of developing genetic screening products based on competing technologies designed to enrich the concentration of nucleated fetal red blood cells in maternal blood samples. The Company knows of four companies that have publicly announced their intent to offer prenatal genetic screening products based on detection and analysis of nucleated fetal red blood cells in maternal blood samples. These companies are Integrated Genetics, Inc., based in Boston, MA; CellPro, Incorporated, based in Seattle, WA; and Aprogenex, Inc., based in Houston, TX. Integrated Genetics specializes in providing genetic testing services. Cell Pro specializes in cell separation and gene therapy, and Aprogenex specializes in providing DNA probes.

The Company believes that its methodology for identifying fetal cells and diagnosing genetic disorders is lower cost, faster and simpler than other methodologies being developed by other organizations. The Company is also taking a unique, fully integrated approach to the process by not only developing the chemistry to isolate fetal cells but by also automating the identification of these cells and the diagnosis process. The Company is not aware of any company that is currently offering this product commercially.


3. GOVERNMENT REGULATION

The manufacturing, distribution, advertising and marketing of the Company's clinical diagnostic products are subject to rigorous government regulations in the United States. Applied Imaging expects to seek 510(k) clearance for its fetal cell screening product. A 510(k) premarket notification must be supported by appropriate data establishing, to the satisfaction of the FDA, that a newly developed device is "substantially equivalent" to a device legally marketed in the United States. Clearance under 510(k) normally takes at least 180 to 360 days and may require submission of clinical safety and effectiveness data to the FDA, which are typically obtained from clinical studies. Preliminary discussions with the FDA have led us to believe that a 510(k) submission could be acceptable to the

FDA. However if substantial equivalence cannot be established for its products, the FDA might require that the manufacturer submit a PMA application. The PMA process is significantly more complex and time consuming than the 510(k) clearance process.

It is the Company's plan to start selling its products in Europe while its products are cleared by the FDA in the United States. Under these conditions these products will need to be manufactured outside the United States.

F. COMMERCIALIZATION -PLANS AND PROSPECTS


1. PROJECTIONS

The Company sales projections are: $2.3 million for the second year from the starting date of this project, $21 million for the third year, $64 million for the fourth year and $104 million for the fifth year. The fetal cell screening system is expected to be introduced in Europe in 1996 and subsequently in the United States, subject to receipt of required FDA regulatory approvals. See a fetal cell screening five year market model in Appendix 1 and cash flow projections in Section J. "Project Budget".

2. MANUFACTURING

The U.S. division of Applied Imaging will manufacture all kits sold in North America. It is Applied Imagings current intention to manufacture the kits sold to Europe in Israel. This will enable the company to sell its products until the Company receives FDA clearance in the United States. This would also enable the Company to start commercialization of its products in 1996, before FDA approval. Applied Imaging will seek financing from Israeli Venture Capital Organizations to achieve this objective.

3. SALES AND DISTRIBUTION

Applied Imaging intends to use its core cytogenetic business as a stepping stone to introduce the new fetal cell test. The Company will take advantage of its significant position in this screening market as demonstrated by its installed base of over 900 clinical workstations at approximately 350 customer sites in more than 30 countries. The Company has worldwide distribution channels in 35 countries. The Company's fetal cell screening system is being designed to be compatible with its existing cytogenetic products so that customers could potentially update or upgrade their new or existing instrumentation to accommodate such fetal cell screening system.

4. FINANCING

One half of the $1.2M BIRD project, or $600,000 will be provided by Applied Imaging from its own working capital. To achieve its immediate goals in the fetal cell area, the Company is raising $4 million from its current investors to complete the work required on the fetal cell in maternal circulation. Applied Imaging's total investment in the development of the fetal cell screening test is projected to be $6 million, out of which $3 million has already been spent. Thus the BIRD grant will represent 10% ($600,000 over $6 million) of the total product development project.

The Company's current investors have already committed to provide the required fundings. The Company also intends to file for an Initial Public Offering in 1996 subject to market conditions. $20 million is projected to be raised during this public offering. The Company has teamed up with Allen and Co., an investment banker, to underwrite an Initial Public Offering in the United States when market conditions allow. Allen and Co. has already conducted substantial due diligence on the Company and has invested $4 million in Applied Imaging in a previous round of financing.

G. COOPERATION AND BENEFITS


The BIRD Foundation grant will enable the Company to accomplish the following objectives:

    1. Conduct optimization studies of the chemical procedures used in the identification of fetal cells, developed by Applied Imaging. Location
         - Israel.

    2. Conduct alpha site clinical studies on the methodology for fetal cell isolation and genetic screening. Arrangements with Israeli laboratories, at Tel Hashomer and Herzelia Medical Center (the largest private and non private cytogenetic laboratories in Israel), and at Bichur Holim Hospital are being discussed. It is projected that at least one of these sites may be used for clinical studies leading toward FDA submission. Location - Israel.

    3. Improve current fetal cell separation methodology to increase speed and ease of use while reducing costs. Design changes will be made based on the studies conducted as per (1) and (2). Location - Israel.

    4. Adapt design to optimize manufacturing efficiency and to productize the chemistry kit. Location - Israel. Develop manufacturing specifications and kit labeling. Location - U.S.

    5. Conduct market survey and prepare a marketing strategy to introduce its fetal cell screening product in Europe and Israel. Location - U.S.

    6.   Submit test for FDA approval. Location - U.S.

In addition to accomplishing the development objectives mentioned above, it is the intent of Applied Imaging to fully develop the infrastructure and size of Applied Imaging Israel with the following objectives in mind:

1. Licensing of Israeli based technologies in other areas of prenatal diagnostics and joint venture with current Israeli developers of synergetic technologies taking advantage of Applied Imaging's strong presence in the United States and world-wide distribution channels in over 35 countries in Europe and the Far East. These technologies will be identified in the first 12 months of this project's start-up.

2. Conduct research that will lead to the adaptation of the Company's existing fetal cell methodology so that its fetal cell isolation kit can be used to screen for single gene disorders in addition to the chromosomal disorders that are currently being targeted. Successful implementation of these methodologies will substantially enlarge the market potential of the company. Feasibility of the process will be demonstrated.

3. Conducting continuous research and development to adapt Applied Imaging's current technology to the area of pre-emptive diagnosis of various cancers.

4. Manufacturing of chemistry kits for the European market. Overseas manufacturing will enable the company to ship test kits commercially outside the United States without the necessary regulatory approval from the United States. based Food and Drug Administration (FDA).


To achieve these goals the Company intends to start an aggressive effort to raise additional funds from Israeli Venture Capital Companies and grant sources and will use the BIRD Foundation investment as a reference.

Applied Imaging Corp. sees the following benefits of establishing a fully owned subsidiary in Israel:

    1.   Access to highly skilled scientific resources.

    2.   Low cost scientific personnel (believed to be half the current U.S.
         cost).

    3. Good strategic position to access Eastern Europe markets and potentially the Middle East markets.

Mr. Abe Coriat, Applied Imaging's founder, CEO and Chairman, lived in Israel for nine years and speaks Hebrew.

H. ORGANIZATION AND MANAGEMENT PLAN



ORGANIZATION

Applied Imaging Corporation has opened a subsidiary company in Israel (incorporated in May, 1995). The Israeli company is managed by Dr. Mitchell Golbus. Dr. Golbus reports to Abe Coriat, CEO. The Israeli Company has already identified a project leader, Dr. Yaron Lapidot, to be responsible for all scientific aspects of the program in Israel. For the purposes of this program all personnel assigned to this project will report to him. The U.S. company has assigned Dr. Alex Saunders (M.D.) responsibility for the overall program and for the coordination of the tasks between the U.S. and the Israeli subsidiary. See Appendix 3 for resumes of these key individuals.

COMMUNICATION AND MANAGEMENT CONTROLS

Both companies will maintain timely and close communication through daily telephone conversations or E-mail. The heads of the program and other assigned individuals will meet twice per quarter to conduct management reviews. The Company will establish strict bookkeeping procedures to keep track of the project expenditures.

PERSONNEL PLAN

Most positions in the U.S. company have already been identified and filled. They include Dr. Alex Saunders, M.D., Program Manager; Chris Marks, Product Manager, Marketing; Julia Miyaoka, Process Development Manager, manufacturing; Paul Hardiman, Regulatory Affairs, and a technologist (to be recruited). Two Ph.D.'s will be recruited by the Israeli company and will be joining Applied Imaging Israel upon receipt of the funding. Dr. Yaron Lapidot, M.D., Ph.D., has agreed to join the company. Dr. Lapidot will be the project leader in the Israeli Company. Dr. Mitchell Golbus has already signed an agreement with Applied Imaging Corporation. One additional Ph.D. and two technologists will be recruited by the Israeli company.

Appendix 3 includes resumes of the key personnel assigned to this project by both the U.S. and Israeli companies.

SUB CONTRACTORS

The Company foresees working with three sub-contractors in Israel. They will provide maternal samples for the clinical studies and will collaborate with the Israeli company in providing scientific support and advice. Applied Imaging will also have access to their extensive capital equipment that might be necessary for the research in this project. Tel Hashomer, the largest hospital in Israel, Herzelia Medical Center, which has the largest private cytogenetic laboratory in Israel, and Bichur Holim Hospital have been approached to that effect, and have agreed in principle to cooperate with the Company. $30,000 of this grant has been assigned for sub-contracting purposes. The U.S. company will use the services of a professional statistician and a regulatory activities consultant. $71,000 has been assigned to this effect.

I. THE COMPANIES AND THE PROJECT PERSONNEL


APPLIED IMAGING CORPORATION (U.S. AND ISRAEL)

Applied Imaging Corporation develops, manufactures and markets automated clinical analysis systems used by cytogenetic laboratories for prenatal genetic screening. The Company currently produces and sells eight different products addressing various needs of these laboratories. The Company's cytogenetic instrumentation includes karyotyping, metaphases finding and DNA probe imaging products. These instruments are used to increase laboratory productivity by automating the time consuming functions done in cytogenetic laboratories. Applied Imaging has an installed base of over 900 clinical workstations at approximately 350 customer sites in more than 30 countries. The Company has worldwide distribution channels in 35 countries. Its headquarters are in Santa Clara, California (14,000 square foot facility). Sales outside North America are managed by its fully owned subsidiary based in Newcastle, England (10,000 square foot facility). 1993 sales were $8.6 million. 1994 sales were $9.6 million and the company projects $10.5 million in sales out of its core business in 1995. The Company employs 75 people worldwide.

The Company has opened a subsidiary in Israel for the purposes of this project and for the purposes of growing its Israeli subsidiary into a fully blown research and manufacturing center in the near future. The Israeli subsidiary is new and has no corporate record to date. The Company is currently searching for appropriate facilities.

The proposed project can be absorbed into the existing structure by Applied Imaging however, it would require the addition of staff to the Israeli subsidiary. The $600,000 contribution by Applied Imaging to this project will be funded from its working capital.

In addition to the BIRD foundation grant, the company has also applied for an SBIR grant in the United States and an additional grant in Europe under the European community BIOMED program. These grants are all related to the cell isolation technology developed by Applied Imaging.

Appendix 5 includes brochures and relevant company information on Applied Imaging Corporation.

J. PROJECT BUDGET



                              See Following Pages

                                    ANNEX A
                            APPROVED PROJECT BUDGET
                          Applied Imaging Corporation
                              (15 months duration)

                                                                      Cost to      Totals
                                                                      Project
I. DIRECT LABOR
                               Gross Annual Salary         % on
                               (inc. Social Benefits)     Project

Manager                               $100,000                50       62,500
Research Scientist                     110,000              54.5       75,000
Marketing                               80,000                70       70,000
Mfg. Process Development                81,000                75       75,938
Quality & Regulatory Affairs            89,000                50       55,625
Technologist                            62,000                30       23,250
                                                                     --------
Total, Direct Labor                                                   362,313
Overhead (O/H) @ 25%                                                   90,578
                                                                     --------
Total, Direct Labor + O/H                                                           452,891

II. EXPENDABLE MATERIALS & SUPPLIES
Miscellaneous                                                                        15,000

III .TRAVEL
8 trips to A.I Israel @ $3,000                                                       24,000

IV. CONSULTANTS
Statistician (140 hrs. @ $150)                                         21,000
Regulatory Activities Consultant                                       50,000        71,000
                                                                     --------      --------

SUBTOTAL                                                                           $562,891
General & Administrative Expense (G&A) @ 5%                                          28,145
                                                                                   --------
APPLIED IMAGING CORP. TOTAL PROJECT BUDGET                                         $591,036

Projected expenditure, first 8 months                                              $296,500
Projected expenditure, second 7 months                                             $294,536


Applied/Applied Contract

                                    ANNEX A
                            APPROVED PROJECT BUDGET
                            Applied Imaging, Israel
                              (15 months duration)

                                                                                       Cost to       Totals
                                                                                       Project
I. DIRECT LABOR
                                               Gross Annual Salary           % on
                                              (inc. Social Benefits)         Project

Project Leader                                      $80,000                  100       100,000
Research Scientist                                   60,000                  93.3       70,000
Technician                                           35,000                  93.3       40,833
Technician                                           35,000                  93.3       40,833
                                                                                       -------
Total, Direct Labor                                                                    251,666
Overhead (O/H) @ 25%                                                                    62,917
                                                                                       -------
Total, Direct Labor + O/H                                                                            314,583

II. EQUIPMENT
                                                 Acquisition     No. Yrs.    % on      Cost to
                                                 Cost            Deprec.     Project   Project

2 Microscope                                         32,000         3         100       12,444
Slidescan                                            40,000         3         100       15,556
Thermocycler                                         27,000         3         100       10,500
FISH Chamber                                         18,000         5         85.7       3,600
PCR Equipment                                        30,000         3         85.7      10,000
Centrifuge                                           15,000         5         85.7       3,000
Other                                                15,000         5         85.7       3,000
                                                    -------                            -------
                                                    177,000                             58,100        58,100

III.  EXPENDABLE MATERIALS & SUPPLIES
Reagent Supplies & Probe Kits                                                                         45,000

IV. TRAVEL
8 trips to A.I.C. @ $3,000                                                                            24,000

V.  SUBCONTRACTS


Bichur Holim Hospital - collaborator                                                    10,000
Tel Hashomer - collaborator                                                             10,000
Herzliya Medical Center - collaborator                                                  10,000
                                                                                       -------        30,000

SUBTOTAL                                                                                            $471,683
General & Administrative Expense (G&A) @ 5%                                                           23,584
                                                                                                    --------
APPLIED IMAGING TOTAL PROJECT BUDGET                                                                $495,267

Projected expenditure, first 8 months                                                               $286,200
Projected expenditure, second 7 months                                                              $209,067

APPLIED IMAGING `BIRD FOUNDATION' PROJECT FINANCIAL PROJECTIONS


                                                               YEARS
                                                  1        2       3       4        5       6       7       8

Product Sales                                           2.30   21.00   64.00   104.00   87.00   80.00   60.00
Manuf. Cost                                             1.00    7.98   23.00   37.00    31.00   28.00   21.00
Devel. Exp.                                    2.00     1.00
Operating Exp.                                 0.80     2.30    7.00   22.00    36.00   30.00   28.00   21.00
Capital Exp.                                   0.40     2.00    3.00    5.00     6.00    2.00    2.00    0.00

Deprec.                                        0.10     0.60    1.35    2.60     4.00    4.00    3.75    2.50
Gross Profit                                            1.30   13.02   41.00    67.00   56.00   52.00   39.00
Before Tax Income                             -2.90    -2.60    4.67   16.40    27.00   22.00   20.25   15.50
Income Tax                                                              6.23    10.80    8.80    8.10    6.20
Net Income                                    -2.90    -2.60    4.67   10.17    16.20   13.20   12.15    9.30
Oper. Cash Flow                               -2.80    -2.00    6.02   12.77    20.20   17.20   15.90   11.80
Work. Cap. Inc.                                         0.69    5.61   12.90    12.00   -5.10   -2.10   -6.00
Total Cash Flow                               -3.20    -4.69   -2.59   -5.13     2.20   20.30   16.00   35.80

Cum. Cash Flow                                -3.20    -7.89  -10.48  -15.61   -13.41   6.89    22.89   58.69




4/8/95                            BRDX-A.XLS

              Applied Imaging 'Bird Foundation' Payback Worksheet



Discount %

10     1.00    0.91    0.83    0.75    0.68     0.62    0.56    0.51
      -3.20   -4.27   -2.15   -3.85    1.50    12.59    8.96   18.26   27.8
15     1.00    0.87    0.76    0.66    0.57     0.50    0.43    0.38
      -3.20   -4.08   -1.97   -3.38    1.25    10.15    6.88   13.60   19.2
20     1.00    0.83    0.69    0.58    0.48     0.40    0.33    0.28
      -3.20   -3.89   -1.79   -2.97    1.06     8.12    5.28   10.02   12.6
25     1.00    0.80    0.64    0.51    0.41     0.33    0.26    0.21
      -3.20   -3.75   -1.66   -2.62    0.90     6.70    4.16    7.52    8.0
30     1.00    0.77    0.59    0.46    0.35     0.27    0.21    0.16
      -3.20   -3.61   -1.53   -2.36    0.77     5.48    3.36    5.73    4.6
35     1.00    0.74    0.55    0.41    0.30     0.22    0.17    0.12
      -3.20   -3.47   -1.42   -2.10    0.66     4.47    2.72    4.30    1.9
40     1.00    0.71    0.51    0.36    0.26     0.19    0.13    0.09
      -3.20   -3.33   -1.32   -1.85    0.57     3.86    2.08    3.22    0.0
45     1.00    0.69    0.48    0.33    0.23     0.16    0.11    0.07
      -3.20   -3.24   -1.24   -1.69    0.51     3.25    1.76    2.51   -1.3
50     1.00    0.67    0.44    0.30    0.20     0.13    0.09    0.06
      -3.20   -3.14   -1.14   -1.54    0.44     2.64    1.44    2.15   -2.3
55     1.00    0.65    0.42    0.27    0.17     0.11    0.07    0.05
      -3.20   -3.05   -1.09   -1.38    0.37     2.23    1.12    1.79   -3.2
60     1.00    0.63    0.39    0.24    0.15     0.10    0.06    0.04
      -3.20   -2.95   -1.01   -1.23    0.33     2.03    0.96    1.43   -3.6
65     1.00    0.61    0.37    0.22    0.13     0.08    0.05    0.03
      -3.20   -2.86   -0.96   -1.13    0.29     1.62    0.80    1.07   -4.3
70     1.00    0.59    0.35    0.20    0.12     0.07    0.04    0.02
      -3.20   -2.77   -0.91   -1.03    0.26     1.42    0.64    0.72   -4.8
75     1.00    0.57    0.33    0.19    0.11     0.06    0.03    0.02
      -3.20   -2.67   -0.85   -0.97    0.24     1.22    0.48    0.72   -5.0



INTERNAL RATE OF RETURN CHART OMITTED



4/8/95                         BRDX-A.XLS

                                    APPENDIX


APPENDIX 1  MARKET MODEL

APPENDIX 2  TECHNICAL DISCUSSION OF THE TECHNOLOGY USED FOR FETAL CELL
            ENRICHMENT

APPENDIX 3  RESUMES OF KEY PERSONNEL PARTICIPATING IN THE PROGRAM

APPENDIX 4  PHOTOGRAPHS OF THE FETAL CELL SCREENING SYSTEM-KIT AND
            INSTRUMENTATION

APPENDIX 5  COMPANY BROCHURES AND RELEVANT INFORMATION ABOUT APPLIED IMAGING

                                   APPENDIX 1


                                  MARKET MODEL

          FETAL CELL SCREENING MARKET MODEL




                                        Year 1   Year 2       Year 3      Year 4      Year 5

Total Worldwide Test Market                       25,000      36,000     2,000,000    4,500,000

SYSTEMS:

Annual Test Capacity Per System                    2,000       4,000         5,000        5,000
Systems Required (Units)                              12          90           400          900
Prior Years installed Base (Cum'l Units)               0          12           102          502
- -----------------------------------------------------------------------------------------------
Available System Market (Units)                       12          78           298          398
- -----------------------------------------------------------------------------------------------
AIC System Selling Price       $K                $   150     $   150      $    130    $     125
AIC System Market Share                               75%         75%           40%          35%
AIC Systems Sold                                       9          59           119          139
- -----------------------------------------------------------------------------------------------
AIC System Revenues            $M                $  1.35    $   8.78      $  15.50    $   17.41
- -----------------------------------------------------------------------------------------------

TEST KITS:
AIC Kit Selling Price                            $    75    $     70      $     60   $       55
AIC Kit Market Share                                  50%         50%           40%          35%
AIC Kits Sold                                     12,500     180,000       800,000    1,575,000
- -----------------------------------------------------------------------------------------------
AIC Kit Revenues               $M                $  0.94    $  12.60      $  48.00   $    86.63
- -----------------------------------------------------------------------------------------------

Total Fetal Cell Revenues      $M         0.00   $  2.29    $  21.38      $  63.50   $   104.04


                                   APPENDIX 2



                      TECHNICAL DISCUSSION OF THE TECHNOLOGY
                         USED FOR FETAL CELL ENRICHMENT

                                   APPENDIX 2

ENRICHMENT OF FETAL CELLS FROM MATERNAL BLOOD FOR GENETIC ANALYSIS. A PRODUCT DESIGN.

Alex M. Saunders, M.D., Applied Imaging Corp., Santa Clara, California

The diagnostic challenge is to enrich fetal nucleated Red Blood Cells (nRBC) by four orders of magnitude, thus obtaining 20 or more of these cells onto a microscope slide, when starting with 20 ml of anticoagulated whole blood. The first product will be a screening test for aneuploidy of chromosomes 21, X and Y at 12 to 16 weeks gestation.

Our product requirements include a test that is simple to use, has simple reagents, is based on sound scientific principles, and a procedure that fits into both cytogenetic laboratories and broad based commercial laboratories. We designed a four stage enrichment, in which the last stage is an automated microscope search of the slide.

The three other enrichment steps are:

     Bulk separation from unwanted RBC

     Specific hemolysis of adult RBC

     Density fractionation of nucleated cells.

Each step sounds simple, but requires chemical optimization to maintain ease of use, and provide a robust system.

Bulk separation is a type of density gradient, utilizing RBC as their own comparative density medium. (1) When done under hypotonic conditions, the least mature RBC, including nRBC, swell most and become least dense. The least dense 5% of cells is harvested, thus eliminating more than 95% of bulk RBC. This part of the system was optimized using the H. 1 (Technicon Instruments Corp.), a complete hematology system which reports cell parameters such as RBC volume and hemoglobin concentration. (2) A special tube was designed to make harvesting of cells of interest more convenient.

Specific hemolysis of maternal RBC depends on the presence of carbonic anhydrase (CA isoenzymes in RBC. Fetal RBC contain only CAII whereas maternal RBC contain both CAI and CAdL By providing ammonium chloride and sodium bicarbonate as a reaction mixture and inhibiting CAII fetal cells are preserved while maternal RBC undergo accumulation of anunonium bicarbonate within each cell, draw in water and burst. Optimizing this system required careful attention to solubility of the inhibitor, penetration of inhibitor into RBC, dilution, timing, as all as stopping the reaction. However, monitoring the results was relatively straight forward and depended only on cell count as an end point.

The density gradient step is meant to separate all white blood cells (WBC) from the remaining RBC, so that nuclei found on the slide would more likely belong to fetal nRBC. A four layer gradient is used to separate WBC into small fractions which do not entrap the nRBC that migrate to the bottom layer. From the top down, the layers provide relatively pure platelets, lymphocytes, granulocytes, and RBC. Therefore the gradient would also have value in assays involving these other cell types. We ensure good separation of RBC by making the entire medium hypertonic. This strategy shrinks the RBC differentially, making them more dense, but does not alter WBC. We intend to supply density gradients preformed, locked in place in a gelatin matrix.

Finally 2 to 4 (MU)l of whole blood equivalent is harvested from the density gradient and 2 (MU)l is put on a single microscope slide. Even though this faction represents a 10,000 times enrichment there are many contaminating cells remaining. For example, if one performs a Kleihour - Betke (K-B) (4) adult hemoglobin extraction on such a slide when the starting point is 20 mL of whole blood with 4 ml of fetal umbilical cord blood added, the proportions of hemoglobin containing fetal and adult RBC are about equal on the slide.

As a result of the lack of purity, an automated cell finder is required as part of the system. This is designed to find cells containing both hemoglobin and a nucleus. By performing a K-B extraction on the slide we are more assured that this combination provides fetal nRBC. The coordinates of each nRBC are stored by computer. The slide is then removed from the microscope and processed by Fluorescence In Situ Hybridization (FISH). Each cell is then relocated in the microscope where chromosomes 2 1, X, and Y are enumerated.

Before the instrument was available, we visually searched for nRBC and found them in 76% of 50 maternal samples in the 12 - 16 week gestation period. Out of 11 samples examined to date with the automated search feature, we have failed to locate nRBC in only one.

 [Enrichment of Fetal Cells from Maternal Blood for Genetic Analysis Graphic]

                                  APPENDIX 3


                           RESUMES OF KEY PERSONNEL
                         PARTICIPATING IN THE PROGRAM

MITCHELL S. GOLBUS, M.D.

                                CURRICULUM VITAE

Date and Place of Birth:
- ------------------------
April 6, 1939; Chicago, Illinois

Marital Status:
- ------------------
Married 1967, Antoinette Buiano Golbus

Children:
- -----------
Amon - born March 18,1970
Matthew - born December 23, 1971
Aliyah - born June 8, 1974

Education:
- -----------
Sept. 1956 - Aug. 1959    Illinois Institute of Technology, B.S. in Psychology
Sept. 1959 - June 1963    University of Illinois School of Medicine, M.D.

Brief Chronology of Employment and Academic Appointments:
- ---------------------------------------------------------

     July 1963 - June 1964:  Rotating Intern,
          Los Angeles County General Hospital
     July 1964 - June 1968:  Resident,
          Dept. Obstetrics, Gynecology and Reproductive Sciences,
          University California Medical (Center San Francisco
     July 1968 - Aug. 1971:  Major, United States Medical Corps,
          stationed in Germany
     Sept. 1971 - June 1973: Assistant Research Geneticist and Research Fellow in Medical Genetics, Dept. Pediatrics, University
          California Medical Center, San Francisco
     Jan 1972 - June 1973:  Clinical Instructor,
          Dept. Obstetrics, Gynecology and Reproductive Sciences.
          University California Medical Center, San Francisco
     July 1973 - June 1977:  Assistant Professor
          Dept. Obstetrics, Gynecology and Reproductive Sciences and Dept. Pediatrics, University California Medical Center,
          San Francisco
     July 1977 -June 198 1:  Associate Professor,
          Dept. Obstetrics, Gynecology and Reproductive Sciences and Dept. Pediatrics, University California Medical Center,
          San Francisco
     July 1981 - Present:  Professor,
          Dept. Obstetrics, Gynecology and Reproductive Sciences and Dept. Pediatrics, University California Medical Center,
          San Francisco

Professional Organizations:
- ----------------------------------
     Diplomate, American Board of Obstetrics and Gynecology - 1970 Fellow, American College of Obstetricians and Gynecologists - 1972

     American Society of Human Genetics - 1974
     San Francisco Gynecological Society - 1975
     Society for Gynecologic Investigation - 1975
     American Association for the Advancement of Science - 1975
     Diplomate, American Board of Medical Genetics - 1982
     Institute of Medicine, National Academy of Sciences - 1992
     American Medical Association - 1992
     Founding Fellow AMA, MD; American College of Medical Genetics - 1993

National Committees:
- ----------------------
     American College of Obstetricians & Gynecologists,
          Subcommittee on Genetics - 1980-1983; Chairman 1984-1987 Maternal-Fetal Medicine Committee - 1984-1987
          Liaison to AAP Committee on Genetics - 1984-1987
     American Society of Human Genetics,
          Clinical Service Committee - 1980-1981
          Program Committee - 1980-1982
          Board of Directors - 1982-1984
          Finance Committee - 1984
          Social Issues Committee - 1989-1991
     March of Dimes Birth Defects Foundation,
          Clinical Research Grant Review Committee - 1977-1991
          Basil O'Connor Grant Review Committee - 1984-1991
     National Genetics Foundation
          Medical Advisory Committee - 1982-1987
     National Institutes of Health Task Force on Predictors of Hereditory
          Disease and Congenital Defects - 1975
     National Society for Prevention of Blindness,
          Advisory committee on Defects of Vision of Congenital and Neonatal Origin-1975
     National Tay-Sachs & Allied Disease Association,
          Scientific Advisory Committee - 1979-

Public Service:
- ----------------
     California Birth Defects Monitoring Program,
          Advisory Committee - 1982-
     California State Department of Health Services,
          Advisory Committee on Genetics - 1973-
     Northern California Tay-Sachs Disease Prevention Program,
          Director - 1973-

Editorial Boards:
- ------------------
     Prenatal Diagnosis - 1981-
     Israel Journal of Obstetrics and Gynecology - 1990-
     Obstetrical and Gynecologic Survey - 1990-
     Journal of Maternal-Fetal Medicine - 1991 -
          Dr. Golbus is the author of 23 1 Refereed Publications, 60 Chapters and Books, 35 Other Publications and 123 abstracts

YARON LAPIDOT, MD, Ph.D.

                                CURRICULUM VITAE


Address
- -------
     4 Sheshet Ha'yarnim St.
     Nes-Tsiona 74063
     Israel
     Tel, 9728-403534
     Fax 972-8-405540

Personal
- ---------
     Born - May 5, 1953, Rehovot, Israel
     Married, 3 children.

Education & Diplomas
- -----------------------
     1979-86 M.D.   Ben Gurion University, Beer-Sheva - Medicine
     1988-91 Ph.D.  Hebrew Univ. Of Jerusalem - Biological Chemistry.

Professional Experience:
- ------------------------
     1994-    Rafael, Haifa - Project Initiation and Marketing
              DiaGenetics, Kiryat Weizmann, Rehovot - Research and Clinical Development.
     1991-93  Clinical/Scientific Postdoctoral in Molecular Genetics,
              UCSF, San Francisco, California.
              OB/GYN residency, Golda medical center, Petah tikvah, and Edith Wolfson medical center, Holon.
     1986-87  Internship - Lady David Carmel Hospital, Haifa.
     1980-84 Tutorial, Medical School, Ben Burion University. Beer Sheva. 1973-77 Pilot, Israeli Air Force.

Languages
- ----------
     Proficient in Hebrew, English. Basic knowledge in French.

ALEX M. SAUNDERS, M.D.

                                CURRICULUM VITAE


                         Education and Academic Background
- -----------------------------------------------------------------
     1953         AB Biology     Stanford University, Stanford CA

     1957         MD Pathology   University of British Columbia,
                                 British Columbia, Canada

     1957-62      Fellowship     La Rabida Institute, Chicago IL

     1962-69 Stanford Faculty   Stanford University, Stanford, CA
             Dept. Of Pathology -
             NIH Grant #AMO6992

Employment History

     1962-69  Stanford University, Department of Pathology

     1969-75 Technicon Corp., Tarrytown NY, Technical Director and Medical Director

     1976-82  Smith Kline Geometric Data, King of Prussia, PA
              VP R&D and Regulatory Affairs.

     1980-91  Industry Representative to Hematology Advisory
              Group of FDA. Collaborated in writing FDA
              Standard for Differential White Cell Counters.

     1982-85  Becton Dickinson Immunocytometry Systems,
              Mountain View, CA, Director Clinical Cytometry Systems

     1985-93  Chronomed, Inc. President and Chief Scientist San Carlos, CA

     1993 - Applied Imaging Corp. Santa Clara, CA, Chief Scientist & Medical Director

Chief Scientist and Medical Director of Applied Imaging Corp. Dr. Saunders has 26 years of experience in Research and in management of commercial R & D as well as 8 years of academic teaching research and service at Stanford University.

His major commercial products include the first automated differential White Blood Cell Counter designed for Technicon (now part of Miles) and the Immune Monitor Kit for lymphocyte sub-types designed for Becton Dickinson Immunocytometry Systems. In his own company, Chronomed, Inc., Dr. Saunders invented Retrospective Time Resolved Testing, and successfully applied the invention in the field of diabetes. A set of products has been licensed and is being engineered for product by a third party. A 510(k) clearance has been obtained.

Dr. Saunders designed the FCMB procedure described above. He has over 40 peer review publications and 21 patents allowed or in the works.

                                  APPENDIX 4



                PHOTOGRAPHS OF THE FETAL CELL SCREENING SYSTEM
                            KIT AND INSTRUMENTATION

CHROMOPROBE-I IMAGE OMITTED


COMPUTER WORKSTATION IMAGE OMITTED

                                      46